Exhibit 5.1

Chadwick L. Mills

+1 650 843 5654

cmills@cooley.com

March 27, 2015

XenoPort, Inc.

3410 Central Expressway

Santa Clara, CA 95051

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by XenoPort, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 250,000 shares of the Company’s Common Stock, $0.001 par value per share (the “Shares”), to be issued pursuant to the Company’s 2005 Employee Stock Purchase Plan (the “Plan”), and the preferred stock purchase rights (the “Rights”) associated with the Shares to be issued pursuant to that certain Rights Agreement, dated as of December 15, 2005, as amended (the “Rights Agreement”), between the Company and Computershare Shareowner Services LLC (formerly Mellon Investor Services LLC), as rights agent (the “Rights Agent”).

In connection with this opinion, we have examined the Registration Statement and related Prospectus, the Company’s Certificate of Incorporation and Bylaws, each as amended, the Rights Agreement, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. We have also assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that the members of the Board of Directors of the Company (the “Board”) have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement.

Our opinion is expressed only with respect to the federal laws of the United States of America and the General Corporation Law of the State of Delaware. We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the associated Rights, when sold and issued in accordance with the Plan, the Registration Statement and the related Prospectus, will be validly issued, and the Shares fully paid and nonassessable.

This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this opinion addresses corporate procedures in connection with the issuance of the Rights associated with the Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

XenoPort, Inc.

March 27, 2015

Page Two

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY LLP

By:	/s/ Chadwick L. Mills
Chadwick L. Mills

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM